August 26, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director

Re:	ATC Technology Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 28, 2010
Form 10-Q for the Fiscal Period Ended March 31, 2010
Filed April 27, 2010
Form 10-Q for the Fiscal Period Ended June 30, 2010
Filed July 27, 2010
File No. 000-21803

Dear Mr. Owings:

This letter is in response to your letter of August 24, 2010 regarding comments to our responses to your initial letter of August 3, 2010 with respect to a review of the above mentioned filings on Form 10-K, Form 10-Q and the Definitive Proxy Statement on Schedule 14A of ATC Technology Corporation.

Each of the numbered comments in your August 24 letter are listed below and are immediately followed by our response.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 8

1.    Comment:

We note your response to comments seven in our latter dated August 3, 2010, including your statement that you will revise your future disclosure to indicate that the “business objectives” are personal objectives that are viewed in totality by the compensation committee.  Please also confirm that you will disclose in future filings the personal objectives established for each named executive officer.

Response:

We will disclose in future filings the personal objectives established for each named executive officer.

goATC.com	1400 Opus Place, Suite 600 ■ Downers Grove, IL 60515 ■ P 630.271-8100 ■ F 630.271-9999

Securities and Exchange Commission
August 26, 2010

2.    Comment:

We note your response to comment nine in our letter dated August 3, 2010.  Please further revise your proposed revised disclosure to provide the baseline revenue and operating income levels against which the CAGR targets are being measured.

Response:

In future filings, our disclosure will be revised as follows:

Multi-Year Performance Plan.  The multi-year performance plan (‘the MPP”) represents the cash component of the LTIP and is intended to focus the executives on financial and strategic goals important to us over a three-year period.  The target opportunities for the cash component range from 90% of base salary for the CEO to 37.5% of base salary for the CFO and business segment Presidents to 22.5% of base salary for the other NEOs.  In each case there is a “cut-off” award equal to 90% of the target award and a “stretch” award equal to 150% of the target award.

The financial performance metrics for the 2008-2010 MPP and 2009-2011MPP are as follows:

	Multi-Year Performance Plan				Multi-Year Performance Plan
	2008-2010 Financial Metrics				2009-2011 Financial Metrics
	(from 2007 Base Year)				(from 2008 Base Year)
		Performance Metric				Performance Metric
	Baseline(1)	Cut-Off	Base	Stretch	Baseline(1)	Cut-Off	Base	Stretch
Corporate
CAGR - Revenue	$529.2	12.8%	13.5%	14.8%	n/a	n/a	n/a	n/a
CAGR - Operating Income	$74.7	10.3%	10.9%	12.0%	$63.7	16.8%	17.7%	19.5%
ROIC(2)		17.3%	18.3%	20.1%		24.7%	26.0%	28.6%

Drivetrain
CAGR - Revenue	$235.3	5.5%	5.8%	6.4%	n/a	n/a	n/a	n/a
CAGR - Operating Income	$29.7	7.7%	8.1%	8.9%	$7.5	34.9%	36.8%	40.4%
ROIC(2)		9.6%	10.1%	11.1%		11.5%	12.1%	13.3%

Logistics
CAGR - Revenue	$293.9	18.0%	19.0%	20.9%	n/a	n/a	n/a	n/a
CAGR - Operating Income	$45.0	12.0%	12.6%	13.9%	$56.2	13.9%	14.6%	16.1%
ROIC(2)		32.2%	33.9%	37.3%		35.4%	37.3%	41.0%

(1) $ in millions
(2) Calculated as Net Operating Profit After Tax for the final year of each MPP divided by Invested Capital as of the end of each MPP

These metrics were selected because we believe that they are key indicators and drivers of long-term stockholder value.  The MPP’s financial metrics all have equal weight.  For the 2008-2010 MPP, corporate officer positions are measured entirely on Company results while business segment leadership is measured 70% on such segment’s results and 30% on Company results.  For

goATC.com	1400 Opus Place, Suite 600 ■ Downers Grove, IL 60515 ■ P 630.271-8100 ■ F 630.271-9999

Securities and Exchange Commission
August 26, 2010

the 2009-2011 MPP, corporate officer positions are measured entirely on Company results while business segment leadership is measured entirely on such segment’s results, which is consistent with the approach adopted for the IC Plan in 2009.

Should you have any questions or require any additional information, please call the undersigned at (630) 663-8224, Joseph Salamunovich at (630) 663-8220 or John Pinkerton at (630) 663-8289.  Thank you for your consideration in this matter.

Sincerely,

/s/ Todd R. Peters
Todd R. Peters
Chief Executive Officer

cc:  Lilyanna L. Peyser

goATC.com	1400 Opus Place, Suite 600 ■ Downers Grove, IL 60515 ■ P 630.271-8100 ■ F 630.271-9999